Exhibit 99.2

ELTEK LTD.
PROXY FOR ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD September 12, 2023
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoint(s) Ron Freund and Eli Yaffe, or either of them, attorneys or attorney of the undersigned, for and in the name(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 3.00 per share, of Eltek Ltd. (the "Company"), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual General Meeting of Shareholders of the Company (the “Meeting”) to be held on Tuesday, September 12, 2023 at 10:00 a.m. (Israel time) at the principal offices of the Company, 20 Ben Zion Gelis Street, Petach Tikva, Israel and at any adjournment or adjournments thereof, and hereby revoking any prior proxies to vote said shares, upon the following items of business more fully described in the notice of and proxy statement for such Meeting (receipt of which is hereby acknowledged):

Israeli law requires the indication of whether you are a Controlling shareholder, a Senior officer or an Israeli Institutional Investor. In addition, items 3 to 5 and 7 to 11 require an indication of “Personal Interest” (as defined under the Israeli Companies Law) in the resolution. Please indicate (i) whether you have a Personal Interest for each proposal where necessary and (ii) whether you are a Controlling shareholder, a Senior officer or an Israeli Institutional Investor or none of the foregoing, by marking an X in one of the boxes shown on the reverse, otherwise none of your votes will be counted.

For information regarding the definition of “Personal Interest,” see the “Votes Required” section of the Proxy Statement.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

ELTEK LTD.

SEPTEMBER 12, 2023

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” ALL PROPOSALS.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.
Proposal to re-elect Messrs. Yitzhak Nissan, Mordechai Marmorstein, David Rubner and Erez Meltzer to the Company’s Board of Directors (the “Board”) and to elect Ms. Revital Cohen-Tzemach to the Board, to serve until the next annual general meeting of shareholders and until their successors have been duly elected and qualified.

☐ FOR ALL NOMINEES	☐ WITHHOLD AUTHORITY FOR ALL NOMINEES

2.	Proposal to re-elect Mr. Gad Dovev for a fourth term as an external director, to hold office for three (3) years, as of October 6, 2023.

☐ FOR	☐ AGAINST	☐ ABSTAIN

3.	Proposal to approve the Company’s Second Amended and Restated Compensation Policy, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 3, by marking an “X” in one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐ NO ☐

4.
Proposal to approve the grant of an annual bonus for the year 2022 to Ms. Revital Cohen-Tzemach, special project manager and daughter of our Controlling shareholder, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 4, by marking an “X” in one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐ NO ☐

5.
Proposal to ratify and approve the extension of the Company’s employment of Ms. Revital Cohen-Tzemach, daughter of our Controlling shareholder, in the position of special project manager, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 5, by marking an “X” in one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐ NO ☐

6.
Proposal to approve the grant of options to the Company’s directors (including the external directors, but excluding our Controlling shareholder and Chairman of the Board, Mr. Yitzhak Nissan, and his daughter, Ms. Revital Cohen-Tzemach), as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

7.	Proposal to approve the grant of options to Mr. Eli Yaffe, the Company’s Chief Executive Officer, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 7, by marking an “X” in one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐ NO ☐

8.	Proposal to approve the grant of options to Ms. Revital Cohen-Tzemach, special project manager and daughter of our Controlling shareholder, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 8, by marking an “X” in one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐ NO ☐

9.	Proposal to approve the issuance of an exculpation letter to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 9, by marking an “X” in one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐ NO ☐

10.	Proposal to approve the issuance of an indemnification letter to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 10, by marking an “X” in one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐ NO ☐

11.	Proposal to approve a determination regarding the vesting and exercisability of options granted to Ms. Revital Cohen-Tzemach, as described in the Proxy Statement.

☐ FOR	☐ AGAINST	☐ ABSTAIN

IMPORTANT: Please indicate whether or not you have a “Personal Interest” in the above Proposal 11, by marking an “X” in one of the boxes below. Your vote will not be counted if you do not fill in one of the boxes below.

I HAVE A PERSONAL INTEREST	YES ☐ NO ☐

12.
Proposal to re-appoint Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, as the Company’s independent auditors for the year ending December 31, 2023 and for such additional period until the next annual general meeting of shareholders, and to authorize the Board to approve their compensation.

☐ FOR	☐ AGAINST	☐ ABSTAIN

With respect to all of the proposals, please also indicate with an X which of the following criteria is applicable to you, otherwise your votes will not be counted:

Controlling shareholder	☐
Senior officer	☐
Israeli Institutional Investor	☐
None of the foregoing	☐

Please sign, date and return the card promptly in the accompanying envelope.

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign or the senior of the joint tenants should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.